August 24, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:	Riverbank Resources Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 18, 2005
File No. 333-126680

Dear Mr. Mumford:

We represent Riverbank Resources, Inc. (“Riverbank Resources” or the “Company”). We are in receipt of your letter dated August 12, 2005 regarding the above referenced filing and the following are our responses:

1.

We note your Certificate of Incorporation describes your company as Riverbank Resources Inc., yet you are registering shares of Riverbank Resources Ltd. Please confirm the correct name of your company and revise your filing as necessary.

Answer:	The correct name of the Company is Riverbank Resources Inc. and the SB2 has been revised accordingly.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the photographs.

	Answer:	The Company has no graphics, maps, photographs, and related captions or other artwork other than the maps attached as exhibits.

Fee Table

3.	There are two footnotes in the calculation of the registration fee table that are not referenced below. Please provide the footnotes.

	Answer:	This section has been revised to clarify the footnotes.

Summary, page 5

4.

Please balance your disclosure here by prominently disclosing at the beginning of this section that your auditors have expressed a going concern opinion, at that you will need to raise additional funds within the next twelve months.

	Answer:	This section has been revised to by prominently disclosing that the Company’s auditors have expressed a going concern opinion based on the fact that the Company will need to raise additional funds within the next twelve months.

5.

Here, in your business section, and throughout your prospectus, avoid use of highly technical terms, so that investors may more easily understand the nature of your business. Please describe or define such terms as “adit,” “mineralization,” “trenching,” “mobilization and demobilization” and “cleaning and rehabilitating.”

	Answer:	The section has been revised to remove some references to highly technical terms and to define the terms set forth above.

6.

We note your disclosure that you have only conducted “initial exploration” to date. It is unclear if by “initial exploration” you are referring to the inspection conducted by Mr. Timmins. Please revise to clarify the extent of the exploration conducted.

	Answer:	This section has been revised to disclosed that the “initial exploration was referring to the inspection conducted by Mr. Timmins.

Risk Factors, page 6

7.

Please add a risk factor that addresses the risks associated with the fact that the remaining 4 million shares of common stock not being registered for resale on this registration statement will become eligible for resale pursuant to Rule 144 on April 26, 2006.

	Answer:	A risk factor has been added addressing the risks associated with the fact that the remaining 4 million shares of common stock will become eligible for resale pursuant to Rule 144 on April 26, 2006.

8.

Please add a risk factor that addresses that fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide7 is extremely remote, and in all probability the property does not contain any reserves, and any funds spent on exploration will probably be lost.

	Answer:	The third risk factor has been revised to specifically disclose that the probability of an individual prospect having “reserves” that meet the requirements of Industry Guide7 is extremely remote.

The second part regarding funds spent on exploration is already set forth in this risk factor.

If we do not obtain additional financing...., page 6

9.	Please disclose your current cash position in this risk factor.

	Answer:	This section has been revised to disclose the current cash position.

Because we have only recently commenced business operations...., page 6

10.	We note you list potential problems as including “but not limited to” certain items. Please disclose all material risks in this risk factor.

	Answer:	This section has been revised to remove the reference to “but not limited to”.

If a market for our common stock does not develop....page 8

11.	Please briefly describe the significant hurdles to finding a market maker for your stock. Also, note that the shares are not listed on the OTCBB; they are quoted. Please revise to reflect.

	Answer:	This section has been revised to briefly describe the hurdles to finding a market maker and to disclose that the shares are quoted not listed on the OTCBB.

Description of Business, page 17

12.

For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

  A description of equipment and other infrastructure facilities.
  The current state of exploration of the property.
  The source of power that can be utilized at the property.
  A clear statement that the property is without known reserves.

Answer:	This section has been revised to disclose that there is currently no equipment of infrastructure facilities on the property, that the current state of exploration is as set forth in the geologists report and that there no source of power currently located on the property. A clear statement has been added that the property is without known reserves.

Description, Location and Access, page 17

13.

Please insert a small-scale map showing the location and access to your property. Note that SEC’s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will show the figures and/or diagrams to appear in the right location when the document viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-551-8900

	Answer:	A small-scale map has been inserted into this section showing the location and access of the property.

Mineralization, page 18

14.

We note your disclosure on the bottom of page 18 about a sample taken. When reporting the results of sampling and chemical analysis eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

	Answer:	All analyses to these samples have been deleted.

Title to the Big Mike Property, page 19

15.

Your disclosure of the title owner is unclear, as it appears Mr. Gunmund Lovang is the current title owner. Please clarify the nature of your ownership of interest in the in the property, and explain what it means to have an “absolute bill of sale.” Also, describe any other underlying agreements or interests in the property.

Answer:
This section has been revised to explain the meaning of “absolute bill of sale” and to state that the Company owns the property but it is held in his name on their behalf. There are no other underlying agreements or interests in the property.

Plans of Operations, page 22

16.	Please revise the filing to provide the information regarding off-balance sheet arrangements required by Item 303(c) of Regulation S-B.

Answer:
This section has been advised to disclose that the Company is not aware of any off-balance sheet arrangements which will have a current of future effect on our operations, financial conditions or capital expenditures or resources.

Financial Statements

17.	In the event of a delay of effectiveness, revise to provide updated financial information as required by Item 310(a) of Regulation S-B.

	Answer:	Updated financial information will be provided as required by Item 310(1) of Regulation SB.

Report of Independent Registered Public Accounting Firm, page F-1

18.

We note that your audit report was signed by an audit firm based in Boynton Beach, Florida. However, your operations are in North Vancouver, British Columbia. Please tell us why you believe it is appropriate to have an audit report issued by an auditor that is located far away from your primary operations. Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted.

	Answer:	Our independent auditor has expertise with exploration stage companies in the mining industry. We also feel it is more appropriate to have US Auditors since we are a US corporation.

The Company’s management and accounting records are located at 595 Howe Street, Suite 902, Box 12, Vancouver, B.C., Canada V6C 2T5 The majority of the audit was conducted at the offices of our independent accountant.

Notes to Financial Statements

Summary of Significant Accounting Policies and Organization, page F-6 (A) Organization, page F-6

19.

We note that you state the name of the Tao Minerals, Inc. as the name of your company. We also note reference to this name in section 2.2 of the purchase and sale agreement included as Exhibit 10.1 to this Registration Statement of Form SB-2. Please revise the filing to correct the name of your company. In addition, describe to us the nature of any relationship between your company or any of its directors or executive officers and Tao Minerals, Inc.

	Answer:	The name of the Company has been revised in the Notes and on the Agreement to correctly state the name of the Company. Please note that there is no relationship between the Company and Tao Minerals except for the same independent auditor and legal counsel.

Note 2. Acquisition of Mineral Rights, page 7

20.

You state here that you acquired the mining rights to two claims. However, you only describe one claim. In addition, disclosures elsewhere in the filing indicate only one mineral claim. Please revise the filing to clarify how many claims you hold and provide the required disclosures for each claim.

	Answer:	The footnotes have been revised to disclose only one claim.

Exhibits

21.	Please remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits attaching technical studies to registration statements.

	Answer:	The technical report has been removed as an exhibit.

22.	Please revise the Exhibit Index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601(b)(4) of Regulation S-B.

	Answer:	The Exhibit Index has been revised to include a specimen stock certificate.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
     GREGG E. JACLIN

GEJ/jr
Enclosure